Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on October 16, 2007. The holders of shares representing 70% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

			Dollar Amount of  Votes:

Trustee			for		Withheld

David A. Duffy		$104,131,230		$753,109
Diana P. Herrmann		$104,254,985		$629,354
Timothy J. Leach		$104,119,489		$764,850
Willliam J. Nightingale		$104,065,866		$818,473
James R. Ramsey		$104,065,866		$818,473
J. William Weeks		$104,065,866		$818,473
Laureen L. White		$104,201,362		$682,977


2. To act on the selection of Tait, Weller & Baker LLP as the Fund's independent registered public accounting firm.

			Dollar Amount of  Votes:

For			Against		Abstain

$102,390,759		$1,573,067		$920,513